Mail Stop 4561

October 18, 2007

<u>VIA U.S. MAIL</u>

Lee Horwitz
CFO
Morgan Stanley Spectrum Currency L.P.
Demeter Management Corporation
330 Madison Avenue, 8th Floor
New York, NY 10017

      Re: Morgan Stanley Spectrum Currency L.P.
               Form 10-K for Fiscal Year Ended December 31, 2006
               Filed March 8, 2007
               Form 10-Qs for Quarterly Periods Ended March 31, 2007
               and June 30, 2007
               Filed May 11, 2007 and August 10, 2007, respectively
               File No. 000-31563

Dear Mr. Horwitz:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief